UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2022

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	WPP ANNOUNCES CFO TRANSITION dated 08 November 2022, prepared by WPP plc.

FOR IMMEDIATE RELEASE	08 November 2022

WPP PLC ("WPP")

WPP ANNOUNCES CFO TRANSITION

John Rogers to step down as Chief Financial Officer of WPP, Joanne Wilson appointed as successor

WPP (LSE/NYSE:WPP) today announced that Chief Financial Officer John Rogers has decided to step down from the company.

John has made a significant contribution to WPP in his three years in the role, has successfully led the first important stages of its transformation programme and is now looking to pursue broader executive opportunities outside the company. The Board has agreed that he will step down as Chief Financial Officer and as an Executive Director of the Board following the finalisation of the 2022 Annual Report & Accounts next year.

The Board has appointed Joanne Wilson to succeed John as Chief Financial Officer. Joanne is currently Chief Financial Officer at Britvic plc (LSE:BVIC), the UK-listed international soft drinks company.

Prior to Britvic Joanne had a successful career at Tesco where she gained extensive experience both in the UK and internationally in a variety of financial and commercial roles. These included Chief Financial Officer of dunnhumby, a global leader in customer data science that is part of the Tesco group. Joanne began her career at KPMG, where she qualified as a Chartered Accountant and spent three years in Hong Kong. She is currently a non-executive director of Informa plc (LSE:INF). Joanne is the chair of Britvic's ESG Committee.

It is expected that Joanne will join WPP in the first half of 2023. To ensure a smooth transition, John will remain available until later next year.

Mark Read, Chief Executive Officer of WPP, said: "I would like to thank John for his leadership and for his contribution to WPP over the last three years. During that time he has led the reorganisation of our finance function, helped the company navigate the financial challenges of the pandemic and laid the foundation for our transformation programme. He leaves WPP with our best wishes for the future.

"Joanne is a highly regarded CFO and leader. Beyond her financial credentials, her extensive experience in data, retail and ESG is especially valuable given their importance to our business and our client base. We look forward to welcoming her to WPP next year."

John Rogers said: "It has been a privilege to work alongside Mark, the Board and the executive team to deliver our transformation plan and growth strategy, and I am very proud of what we have achieved together over the last three years.

"With WPP well positioned for ongoing success, and as the company enters the next phase of its transformation, I feel now is the right time to move on to new challenges and to begin a smooth transition to a new CFO. I look forward to working with Joanne on the handover next year."

Joanne Wilson said: "I am delighted to be joining Mark and the team as they continue on their journey to make WPP the most creative company globally. It's a fantastic opportunity and I look forward to working with the wider WPP team to continue to successfully execute the growth strategy and deliver the company's transformation programme.''

Notes to Editors

No further disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this change.

This announcement includes inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014.

The person responsible for arranging the release of this announcement on behalf of WPP is Balbir Kelly-Bisla, Company Secretary.

Joanne Wilson's remuneration arrangements

The Compensation Committee considered the remuneration arrangements for Joanne Wilson and agreed that her remuneration should be set broadly in line with the current CFO's remuneration as set out below. Joanne will be paid in accordance with the Directors' Compensation Policy ("the Policy") approved by shareholders on 10 June 2020 as set out in the 2019 Annual Report.

	Annual Value	Notes
Base Salary	£740,000
STIP (Annual Bonus)	Up to 200%*
STIP Award up to a maximum of 200% with stretching targets set for exceptional performance above target STIP. Mandatory deferral of 40% of any STIP award into ESA shares deferred for a two-year period.

LTIP (EPSP)	Up to 300%*	LTIP Award of up to a maximum of 300% in performance shares. Performance will be measured over a three-year period using measures in line with the Policy.
Share Ownership Requirement	300%*	In-employment requirement to build and maintain a WPP shareholding with additional post-employment shareholding requirement as set out in the Policy.
Pension Allowance/ Contribution	10%*	Pension arrangements are in line with those of the wider workforce in the UK.
Benefits Allowance	£30,000	Allowance to enable the procurement of benefits.

*Percentages refer to Base Salary

Joanne will also be granted cash and share awards which are due to vest in FY 2023, 2024 and 2025 to compensate for share and cash incentives from her current employer that she will forfeit on joining WPP. These buyout awards are no more generous in amount or deferral schedule than the awards being forfeited by Joanne, full details of which will be disclosed in the Directors' Compensation Report for the relevant year.

Joanne Wilson's contract of employment will be available for inspection at the Company's registered office and on WPP's website, wpp.com, in due course.

John Rogers's remuneration:

John will be treated in accordance with WPP's shareholder approved Directors' Compensation Policy for the remaining term of his employment to 7 November 2023. As he will be employed on 31 December 2022, he will be eligible to receive an STIP Award (cash and ESA) for the 2022 financial year. He will not receive an STIP or other incentive award for the 2023 financial year. Any outstanding ESA awards will vest on a pro rata basis. All long term incentive (EPSP) awards which are unvested at the point that he leaves WPP will lapse in full. No further LTIP awards will be granted. John will be subject to post-employment shareholding requirements as set out in the Policy.

Full details will be disclosed in the Directors' Compensation Report for the relevant year.

For further information:

Investors and analysts
Anthony Hamilton                   }           +44 7464 532903
Caitlin Holt                              }           +44 7392 280178

Media
Chris Wade                             }           +44 20 7282 4600

Richard Oldworth,                                +44 7710 130 634
Buchanan Communications                  +44 20 7466 5000

wpp.com/investors

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 08 November 2022.	By: ______________________
Balbir Kelly-Bisla
Company Secretary